

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Nov 21 2022 9:32AM
Original ID: 2022-001186565

Limited Liability Company
Articles of Organization

I.   The name of the limited liability company is:

Averroes Software LLC

II.   The name and physical address of the registered agent of the limited liability company is:

Registered Agents Inc
30 N Gould St Ste R
Sheridan, WY 82801

III.   The mailing address of the limited liability company is:

447 Broadway, 2nd Floor, 1178
New York, NY 10013

IV.   The principal office address of the limited liability company is:

447 Broadway, 2nd Floor, 1178
New York, NY 10013

V.   The organizer of the limited liability company is:

Harbor Business Compliance Corporation
1830 Colonial Village Lane, Lancaster, PA 17601

Signature: *Megan Danz*   Date: **11/21/2022**

Print Name: **Megan Danz**

Title: **Authorized Representative**

Email: **reports@registeredagentsinc.com**

Daytime Phone #:   **2402262800**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is:　　☐ An Individual　　☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*Megan Danz*	Date: **11/21/2022**
Print Name:	**Megan Danz**	
Title:	**Authorized Representative**	
Email:	**reports@registeredagentsinc.com**	
Daytime Phone #:	**2402262800**	

Consent to Appointment by Registered Agent

Registered Agents Inc, whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Averroes Software LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Megan Danz*   Date: **11/21/2022**

Print Name: **Megan Danz**

Title: **Authorized Representative**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **2402262800**

STATE OF WYOMING
Office of the Secretary of State

I, KARL ALLRED, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Averroes Software LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **21st** day of **November**, **2022** at **9:32 AM.**

Remainder intentionally left blank.



Filed Date: 11/21/2022

_____
Secretary of State

Filed Online By:

Megan Danz

on 11/21/2022